    As filed with the Securities and Exchange Commission on December 22, 2000
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                  SCHEDULE TO-C
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                -----------------

                             PLM INTERNATIONAL, INC.
                       (Name Of Subject Company (Issuer))

                             MILPI ACQUISITION CORP.
                               MILPI HOLDINGS, LLC
                             AFG INVESTMENT TRUST A
                             AFG INVESTMENT TRUST B
                             AFG INVESTMENT TRUST C
                             AFG INVESTMENT TRUST D
                              AFG ASIT CORPORATION
                              EQUIS II CORPORATION
                               SEMELE GROUP, INC.
                      (Names Of Filing Persons (Offerors))

                          COMMON STOCK, $.01 PAR VALUE
                         (Title Of Class Of Securities)

                                    69341L205

                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 JAMES A. COYNE
                             MILPI ACQUISITION CORP.
                                 200 NYALA FARMS
                               WESTPORT, CT 06880
                    PHONE: (203) 341-0515/FAX: (203) 341-9988
            (Name, Address And Telephone Number Of Person Authorized
       To Receive Notices And Communications On Behalf Of Filing Persons)
                                ----------------
                                    COPY TO:
                          RICHARD F. LANGAN, JR., ESQ.
                                NIXON PEABODY LLP
                               437 MADISON AVENUE
                               NEW YORK, NY 10022
                    PHONE: (212) 940-3000/FAX: (212) 940-3111
                                -----------------

                            CALCULATION OF FILING FEE
================================================================================
        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE**
            Not Applicable                            Not Applicable
--------------------------------------------------------------------------------

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: None                      Filing Party: Not applicable
  Form or Registration No.: Not applicable          Date Filed:  Not applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:
|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

ITEM 12. EXHIBITS.

         On December 22, 2000, Semele Group Inc. issued the following press release with respect to its affiliate, MILPI Acquisition Corp.

FOR IMMEDIATE RELEASE

SEMELE AFFILIATE TO ACQUIRE PLM INTERNATIONAL, INC.

WESTPORT, CT.--(BUSINESS WIRE)--December 22, 2000--Semele Group Inc. announced today that its affiliate, MILPI Acquisition Corp., has entered into a definitive agreement to acquire PLM International, Inc. for a cash purchase price of approximately $27 million. In connection with the acquisition, MILPI will make a tender offer to purchase any and all of PLM International's outstanding common stock at a price of $3.46 per share. Upon completion of the tender offer, if required in order to complete the acquisition, PLM International will hold a special meeting of shareholders to approve the merger. MILPI Acquisition Corp. is owned by a limited liability company which is owned by four trusts: AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, and AFG Investment Trust D. An indirect subsidiary of Semele is managing trustee of each of the four trusts and has a beneficial interest in each of the trusts and in a special beneficiary of each of the trusts.

The transaction has been approved by the boards of directors of each of Semele, MILPI and PLM International. In addition, a group of shareholders of PLM International, who own approximately 24% of PLM International's voting power, has agreed to tender all of their shares to MILPI in the tender offer and to vote in favor of the merger if a special meeting of shareholders is required.

Semele Group Inc. is a holding company with interests in a number of real estate development projects, income producing real estate, and equipment leasing funds.

PLM International, Inc. is a management company providing services to transportation, industrial, and commercial companies. The Company also manages a diversified portfolio of over $700 million (based on original equipment cost) of transportation and related equipment for approximately 60,000 third-party investors.

This release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Potential risks and uncertainties include, but are not limited to, satisfaction of the conditions to closing.

The parties are required to file documentation with the Securities and Exchange Commission concerning the transaction. WE URGE INVESTORS TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the documents filed by PLM International, Inc. with the SEC at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by PLM International, Inc. will be available free of charge by directing a request to the Secretary of PLM International, Inc. at One Market, Steuart Street Tower, Suite 800, San Francisco, California 94105. PLM International, Inc., its directors, executive officers and certain other members of its management and employees may be soliciting proxies from PLM International, Inc.'s shareholders in favor of the merger transaction and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information concerning the participants will be set forth in the Proxy Statement when it is filed with the SEC. Information regarding such officers and directors is included in PLM International, Inc.'s Definitive Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Commission on February 4, 2000. This document is available free of charge at the SEC's web site at http://www.sec.gov and from PLM International, Inc. at the address set forth above. Neither Semele nor any of its affiliates takes any responsibility with respect to the accuracy or completeness of PLM International's filings.


SEMELE CONTACT:

  James A. Coyne
  MILPI Acquisition Corp.
  c/o Semele Group Inc.
  200 Nyala Farms
  Westport, CT 06880
  phone: (203) 341-0515
  fax:   (203) 341-9988
  email: jcoyne@equisgroup.com

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2000

                              MILPI ACQUISITION CORP.


                              By:      /s/ James A. Coyne
                                   ---------------------------------------
                              Name:  James A. Coyne
                              Title: Vice President and Secretary

                              MILPI HOLDINGS, LLC


                              By:      /s/ James A. Coyne
                                  ----------------------------------------
                              Name:  James A. Coyne
                              Title: Member

                              AFG INVESTMENT TRUST A,
                                   By: AFG ASIT Corporation, as Managing Trustee


                              By:      /s/ James A. Coyne
                                  ----------------------------------------
                              Name:  James A. Coyne
                              Title: Senior Vice President

                              AFG INVESTMENT TRUST B,
                                   By: AFG ASIT Corporation, as Managing Trustee

                              By:      /s/ James A. Coyne
                                  ----------------------------------------
                              Name:  James A. Coyne
                              Title: Senior Vice President

                              AFG INVESTMENT TRUST C,
                                   By: AFG ASIT Corporation, as Managing Trustee

                              By:      /s/ James A. Coyne
                                  ----------------------------------------
                              Name:  James A. Coyne
                              Title: Senior Vice President

                              AFG INVESTMENT TRUST D,
                                   By: AFG ASIT Corporation, as Managing Trustee


                              By:      /s/ James A. Coyne
                                  ----------------------------------------
                              Name:  James A. Coyne
                              Title: Senior Vice President

                              AFG ASIT CORPORATION


                              By:      /s/ James A. Coyne
                                  ----------------------------------------
                              Name:  James A. Coyne
                              Title: Senior Vice President

                              EQUIS II CORPORATION


                              By:      /s/ James A. Coyne
                                  ----------------------------------------
                              Name: James A. Coyne
                              Title:  Senior Vice President

                              SEMELE GROUP, INC.


                              By:      /s/ James A. Coyne
                                  ----------------------------------------
                              Name: James A. Coyne
                              Title:  President and Chief Operating Officer